UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

MORGAN CREEK ENERGY CORP.

________________________________________________________________________________
(Name of Issuer)

COMMON STOCK

________________________________________________________________________________
(Title of Class of Securities)

61732R 10 7

______________________________________
(CUSIP Number)

PETRO-TEX OIL & GAS COMPANY, LLC,
WILLIAM W. BOLLES, and
ROBERT K. MACLEAN
Address: All of 304 Plantation Road, Palm Beach, Florida, U.S.A., 33480; Telephone: (561) 842-2781

________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 21, 2006

________________________________________________________________________________
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.
☐

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 61732R 10 7

1.     Names of Reporting Persons             PETRO-TEX OIL & GAS COMPANY, LLC.
        I.R.S. Identification Nos. of above persons (entities only).

2.     Check the Appropriate Box if a Member of a Group (See Instructions)

(a)     ☐

(b)     ☐
         Not applicable.

3.     SEC Use Only:

4.     Source of Funds (See Instruction):     WC.

5.     Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
        Not applicable.

6.     Citizenship or Place of Organization:                Florida.

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.     Sole Voting Power:                   12,000,000 shares.(1), (2)

8.     Shared Voting Power:               None.

9.     Sole Dispositive Power:            12,000,000 shares.(1), (2)

10.   Shared Dispositive Power:        None.

11.   Aggregate Amount Beneficially Owned by Each Reporting Person:      12,000,000 shares.(1), (2)

12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):   ☐
        Not applicable.

13.   Percent of Class Represented by Amount in Row (11):           29.5%.(2), (3)

14.   Type of Reporting Person (See Instructions):    CO.

Notes:

1.   These are the same securities being reported by William W. Bolles ("Mr. Bolles") and Robert K. MacLean ("Mr. MacLean") as Reporting Persons hereunder. Petro-Tex Oil & Gas Company, LLC ("Petro-Tex") entered into an Affiliate Share Purchase Option Agreement (the "Agreement") with Geneva Energy Corp. ("Geneva Energy") effective as of August 21, 2006. Under the Agreement Petro-Tex has an exclusive, however, revocable option to acquire up to 12,000,000 shares of the Issuer's common stock from Geneva Energy subject to certain conditions precedent as set forth in the Agreement. Mr. Bolles and Mr. MacLean are the two directors of Petro-Tex, and as such, have shared dispositive and voting power with respect to shares owned by Petro-Tex.

CUSIP No. 61732R 10 7

(2)   The filing of this statement by Petro-Tex shall not be construed as an admission that Petro-Tex is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statements herein.

(3)   Based on 40,670,800 shares of common stock issued and outstanding as of August 21, 2006.

CUSIP No. 61732R 10 7

1.        Names of Reporting Persons             WILLIAM W. BOLLES.

           I.R.S. Identification Nos. of above persons (entities only).

2.        Check the Appropriate Box if a Member of a Group (See Instructions)

(a)       ☐

(b)       ☐
           Not applicable.

3.        SEC Use Only:

4.        Source of Funds (See Instruction):     WC (Petro-Tex Oil & Gas Company, LLC).

5.        Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐

           Not applicable.

6.        Citizenship or Place of Organization:  United States.

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.        Sole Voting Power:                 None.

8.        Shared Voting Power:            12,000,000 shares.(1), (2)

9.        Sole Dispositive Power:          None.

10.      Shared Dispositive Power:      12,000,000 shares.(1), (2)

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:     12,000,000 shares.(1), (2)

12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):  ☐
           Not applicable.

13.      Percent of Class Represented by Amount in Row (11):         29.5%.(2), (3)

14.      Type of Reporting Person (See Instructions):  IN.

Notes:

(1)   These are the same securities being reported by Petro-Tex Oil & Gas Company, LLC ("Petro-Tex") and Robert K. MacLean ("Mr. MacLean") as Reporting Persons hereunder. Petro-Tex entered into an Affiliate Share Purchase Option Agreement (the "Agreement") with Geneva Energy Corp. ("Geneva Energy") effective as of August 21, 2006. Under the Agreement Petro-Tex has an exclusive, however, revocable option to acquire up to 12,000,000 shares of the Issuer's common stock from Geneva Energy subject to certain conditions precedent as set forth in the Agreement. Mr. Bolles and Mr. MacLean are the two directors of Petro-Tex, and as such, have shared dispositive and voting power with respect to shares owned by Petro-Tex.

CUSIP No. 61732R 10 7

(2)   The filing of this statement by Mr. Bolles shall not be construed as an admission that Mr. Bolles is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statements herein.

(3)   Based on 40,670,000 shares of common stock issued and outstanding as of August 21, 2006.

CUSIP No. 61732R 10 7

1.        Names of Reporting Persons          ROBERT K. MACLEAN.

           I.R.S. Identification Nos. of above persons (entities only).

2.        Check the Appropriate Box if a Member of a Group (See Instructions)

(a)       ☐

(b)       ☐
           Not applicable.

3.        SEC Use Only:

4.        Source of Funds (See Instruction):     WC (Petro-Tex Oil & Gas Company, LLC).

5.        Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐

           Not applicable.

6.        Citizenship or Place of Organization:  United Kingdom.

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.        Sole Voting Power:                 None.

8.        Shared Voting Power:             12,000,000 shares.(1), (2)

9.        Sole Dispositive Power:           None.

10.      Shared Dispositive Power:      12,000,000 shares.(1), (2)

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:     12,000,000 shares.(1), (2)

12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):   ☐
           Not applicable.

13.      Percent of Class Represented by Amount in Row (11):          29.5%.(2), (3)

14.      Type of Reporting Person (See Instructions):   IN.

Notes:

(1)   These are the same securities being reported by Petro-Tex Oil & Gas Company, LLC ("Petro-Tex") and William W. Bolles ("Mr. Bolles") as Reporting Persons hereunder. Petro-Tex entered into an Affiliate Share Purchase Option Agreement (the "Agreement") with Geneva Energy Corp. ("Geneva Energy") effective as of August 21, 2006. Under the Agreement Petro-Tex has an exclusive, however, revocable option to acquire up to 12,000,000 shares of the Issuer's common stock from Geneva Energy subject to certain conditions precedent as set forth in the Agreement. Mr. MacLean and Mr. Bolles are the two directors of Petro-Tex, and as such, have shared dispositive and voting power with respect to shares owned by Petro-Tex.

CUSIP No. 61732R 10 7

(2)   The filing of this statement by Mr. MacLean shall not be construed as an admission that Mr. MacLean is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statements herein.

(3)   Based on 40,670,000 shares of common stock issued and outstanding as of August 21, 2006.

CUSIP No. 61732R 10 7

This statement on Schedule 13D is being filed by Petro-Tex Oil & Gas Company, LLC, a corporation organized under the laws of Florida ("Petro-Tex"), William W. Bolles ("Mr. Bolles"), one of the two directors of Petro-Tex, and Robert K. MacLean ("Mr. MacLean"), the other director of Petro-Tex, pursuant to Rule 13d-1(d) under the Securities Exchange Act of 1934, as amended. Petro-Tex, Mr. Bolles and Mr. MacLean are sometimes referred to herein as the "Reporting Persons".

ITEM 1.        SECURITY AND ISSUER.

This statement relates to the voting common stock, $0.001 par value, of Morgan Creek Energy Corp., a Nevada Corporation (the "Issuer"). The Issuer maintains its principal executive offices at 10120 S. Eastern Avenue, Suite 200, Henderson, Nevada, U.S.A., 89052.

ITEM 2.        IDENTITY AND BACKGROUND

A.        Names of Persons filing this Statement:

This statement is filed by Petro-Tex Oil & Gas Company, LLC, William W. Bolles, and Robert K. MacLean.

B.        Residence or Business Address:

Petro-Tex Oil & Gas Company, LLC
304 Plantation Road
Palm Beach, Florida, U.S.A., 33480

William W. Bolles
c/o Petro-Tex Oil & Gas Company, LLC
304 Plantation Road
Palm Beach, Florida, U.S.A., 33480

Robert K. MacLean
c/o Petro-Tex Oil & Gas Company, LLC
304 Plantation Road
Palm Beach, Florida, U.S.A., 33480

C.        Present Principal Occupation and Employment:

Petro-Tex is a corporation organized under the laws of Florida and is principally involved in the business of oil and gas resource acquisition, exploration and development.

Mr. Bolles provides various management consulting services to both the private and public sectors. Mr. Bolles is one of two directors of Petro-Tex. On August 21, 2006, Mr. Bolles became a Director of the Issuer.

Mr. MacLean provides various consulting services to both the private and public sectors. Mr. Bolles is one of two directors of Petro-Tex.

CUSIP No. 61732R 10 7

D.        Criminal Proceedings:

During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

E.        Civil Proceedings:

During the last five years, none of the Reporting Persons has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

F.        Citizenship:

Petro-Tex is a corporation organized under the laws of Florida. Mr. Bolles is a citizen of the United States and Mr. MacLean is a citizen of the United Kingdom.

ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Petro-Tex and Geneva Energy Corp. ("Geneva Energy") entered into an Affiliate Share Purchase Option Agreement (the "Agreement") effective as of August 21, 2006. Under the Agreement Petro-Tex has an exclusive, however, revocable option (the "Option") to acquire up to 12,000,000 shares of the Issuer's common stock from Geneva Energy subject to certain conditions precedent as set forth in the Agreement. If the conditions precedent are met and the Option is not otherwise revoked, Petro-Tex intends to exercise its Option for cash consideration from its working capital.

ITEM 4.        PURPOSE OF TRANSACTION

Petro-Tex's entrance into the Agreement as described in Item 3 was undertaken for investment purposes.

Subject to all relevant securities law restrictions (including the fact that the 12,000,000 shares subject to the Agreement described above have not been registered with the U.S. Securities and Exchange Commission), the Reporting Persons may acquire or dispose of securities of the Issuer from time to time in the open market or in privately negotiated transactions with third parties, subject to and depending upon prevailing market conditions for such securities.

Except as otherwise disclosed herein, none of the Reporting Persons has any current plans or proposals that relate to or would result in:

(a)     the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)     any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

CUSIP No. 61732R 10 7

(c)     a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

(d)     any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)     any material change in the present capitalization or dividend policy of the Issuer;

(f)     any other material change in the Issuer's business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)     changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;

(h)     causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)     a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)     any action similar to any of those enumerated above.

ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER.

The filing of this statement by the Reporting Persons shall not be construed as an admission that any of them is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statements herein.

(a)     Petro-Tex: As of August 21, 2006, Petro-Tex could be considered a beneficial owner of 12,000,000 shares (or approximately 29.5%) of the Issuer's common stock because, as of that date, Petro-Tex had an Option (as described in Item 3) to acquire such shares.

Mr. Bolles and Mr. MacLean: As of August 21, 2006, each of Mr. Bolles and Mr. MacLean could be considered a beneficial owner of 12,000,000 shares (or approximately 29.5%) of the Issuer's common stock, by virtue of the fact that they are the two directors of Petro-Tex, which had, as of that date, an Option to acquire such shares; as the two directors of Petro-Tex, Mr. Bolles and Mr. MacLean, have shared dispositve and voting power with respect to shares owned by Petro-Tex.

(b)     Petro-Tex: If Petro-Tex exercises its Option, Petro-Tex, through Mr. Bolles and Mr. MacLean, will have the sole power to vote or to direct the voting of, or to dispose or to direct the disposition of, 12,000,000 (or approximately 29.5%) of the Issuer's issued and outstanding common stock.

CUSIP No. 61732R 10 7

(c)     Mr. Bolles & Mr. MacLean: If Petro-Tex exercises its Option, Mr. Bolles and Mr. MacLean, on Petro-Tex's behalf, will have the shared power to vote or to direct the voting of, or to dispose or to direct the disposition of, 12,000,000 (or approximately 29.5%) of the Issuer's issued and outstanding common stock.

(d)     As of August 21, 2006, and within the sixty day period prior thereto, to the best knowledge and belief of the undersigned, no transactions involving the Issuer's equity securities had been engaged in by Petro-Tex, Mr. Bolles or Mr. MacLean other than as disclosed herein.

(e)     As of August 21, 2006, to the best knowledge and belief of the undersigned, no person other than Petro-Tex, Mr. Bolles or Mr. MacLean had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer's equity securities.

(f)     Not applicable.

ITEM 6.        CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

As described above in Item 3, Petro-Tex and Geneva Energy entered into an Affiliate Share Purchase Option Agreement (again the "Agreement") effective as of August 21, 2006. Under the Agreement Petro-Tex has an exclusive, however, revocable option to acquire up to 12,000,000 shares of the Issuer's common stock from Geneva Energy subject to certain conditions precedent as set forth in the Agreement.

Other than the Agreement described above: (i) the Reporting Persons do not have any contract, arrangement, understanding or relationship with respect to securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, and (ii) the Reporting Persons have not pledged securities of the Issuer nor are the securities of the Issuer held by the Reporting Persons subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS.

Exhibit        Description of Exhibit

A                 Joint Filing Agreement.

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 31, 2006.	PETRO-TEX OIL & GAS COMPANY, LLC Per: "William W. Bolles" William W. Bolles, Director Per: "Robert K. MacLean" Robert K. MacLean, Director
"William W. Bolles" WILLIAM W. BOLLES "Robert K. MacLean" ROBERT K. MACLEAN

EXHIBIT A

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

MORGAN CREEK ENERGY CORP.

________________________________________________________________________________
(Name of Issuer)

COMMON STOCK

________________________________________________________________________________
(Title of Class of Securities)

61732R 10 7

______________________________________
(CUSIP Number)

JOINT FILING AGREEMENT

The undersigned agree that the accompanying Statement on Schedule 13D, dated August 31, 2006, is being filed with the Securities and Exchange Commission on behalf of each of the undersigned pursuant to Rule 13d-1(k) promulgated under the Exchange Act.

Dated: August 31, 2006.	PETRO-TEX OIL & GAS COMPANY, LLC Per: "William W. Bolles" William W. Bolles, Director Per: "Robert K. MacLean" Robert K. MacLean, Director
"William W. Bolles" WILLIAM W. BOLLES "Robert K. MacLean" ROBERT K. MACLEAN